Exhibit 99.1

High Tide Subsidiary Blessed CBD Included in UK Food Standards Agency's Public List of Cannabinoid Products Permitted for Sale

Inclusion on the list represents a key stage on the path to full authorization, expected by 2023

High Tide Inc. Logo March 31, 2022 (CNW Group/High Tide Inc.)

CALGARY, AB, March 31, 2022 /CNW/ – High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its UK-based subsidiary, Blessed CBD, has been included in the Food Standards Agency's (FSA) public list of cannabinoid (CBD) products permitted for sale to consumers. This is a key milestone on Blessed's path to full authorization, expected no later than 2023, and cements its position as one of the UK's most popular and compliant CBD brands. Only those products included on the list have been authorized by the FSA to stay on the market, in line with the UK's Novel Food requirements.

According to the Association for the Cannabinoid Industry (ACI), "the UK is now the second largest market for consumer CBD, behind only the US," with total sales of £690 million in 2021,"  representing  a doubling since 2019.1

"This compliance milestone solidifies Blessed's position as a leader within the regulated UK CBD market, and comes on the heels of its recent entry into Germany, the EU's largest cannabis market," said Raj Grover, President and Chief Executive Officer of High Tide. Both of these milestones further validate our strategy of pursuing diversified revenue streams both from a product and geographic perspective," added Mr. Grover.

"Our inclusion on the FSA public list is a major milestone for Blessed and is a tribute to the hard work put in by our team to meet rigorous compliance requirements," said Vithurs (V) Thiru, Founder of Blessed CBD. "With this news, UK consumers can rest assured that they will continue to have access to our top rated hemp-derived CBD products, added Mr. Thiru.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 113 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

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1 Source: ACI press release March 31, 2022

ABOUT BLESSED CBD

Enigmaa Ltd., operating as Blessed CBD, is one of the leading online retailers of hemp-derived CBD products in the U.K. The company provides a hemp-derived CBD marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed CBD has been featured as the best UK CBD brand in several publications including The Mirror, Reader's Digest, and Maxim Magazine.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements. Forward-looking statements in this news release include statements relating to: Blessed receiving full authorization by 2023, and the Company's strategy as a parent company to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of Blessed to receive full authorization by 2023, the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 15:28e 31-MAR-22